Feb. 10, 2014

Attn: Ms. Cvrkel

Securities and Exchange Commission

Washington, D.C. 20549

Re: Bona Film Group Ltd.

Comment Letter on Form 20F for year ended December 31, 2012

File No. 001-34990

Dear Ms. Cvrkel,

Thank you very much for sending us the comment letter dated July 10, 2013 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on the Year 2012 Annual Report on Form 20-F of our company, which letter was received by us via email last week during the Chinese New Year holiday. We have begun to prepare responses to address questions raised in the Comment Letter, and at this point, we look to send our responses to the Staff within 20 business days (that is, by March 7th), which is longer than ten business days required in the Comment Letter. As such, we ask the Staff to grant an extension by ten business days.

If you have any questions or comments, please do not hesitate to direct them to me at 86-10-5631-0849 or amyxu@bonafilm.cn.  I am copying Chris Lin, our outside counsel at Simpson Thacher & Bartlett (clin@stblaw.com).

Many thanks and best regards,

Amy Xu,
CFO